UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)**: September 23, 2009**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

| Item 1.01 | Entry into a Material Definitive Agreement |

A. Restructuring Term Sheet

On September 23, 2009, Morris Publishing Group, LLC ("Morris Publishing") and Morris Publishing Finance Co., as issuers, and all other subsidiaries of Morris Publishing, as subsidiary guarantors (such issuers and guarantors, "Morris Publishing Group"), entered into a binding restructuring term sheet (the "Term Sheet") with the holders, their investment advisors, or managers (the "Holders") of over 75% of the outstanding $278,478,000 aggregate principal amount of 7% Senior Subordinated Notes due 2013 (the "Existing Notes") under the Indenture dated as of August 7, 2003. The Term Sheet is subject to the final negotiation and execution of the definitive legal documentation for the transactions contemplated thereby, including the execution of a Plan Support Agreement on reasonable and customary terms.

The Term Sheet provides, among other things, for the restructuring of the Existing Notes through an out-of-court exchange offer (if holders of at least 99% of the Existing Notes participate) and/or a Chapter 11 filing and a plan of reorganization confirmed under the United States Bankruptcy Code, as amended (the "Restructuring"). If the Restructuring is approved, the holders of the Existing Notes would exchange the Existing Notes (including accrued interest) for $100 million principal amount of new notes (the "New Notes") immediately upon the effective date (the "Effective Date") of either (i) an out-of-court exchange offer, or (ii) a confirmed plan of reorganization (the "Plan").

The New Notes will mature four years and six months after the date of issuance.

Prior to the Restructuring, Morris Publishing must consummate a refinancing transaction involving the acquisition and amendment of its existing $138,750,000 of senior secured indebtedness (the "Senior Refinancing Transaction"), after which an unrelated party will own up to $21,950,000 of Morris Publishing Tranche A senior debt, a Morris affiliate would own $6,800,000 of a second class of the senior debt and two Morris affiliates would own $110,000,000 of Tranche B senior debt. Upon consummation of the Restructuring, Morris affiliates will cancel the $110,000,000 of Tranche B senior debt in repayment of any outstanding intercompany indebtedness to Morris Publishing (currently about $25,000,000) and as a contribution to capital (approximately $85,000,000). Pending the consummation of the Restructuring, the Morris affiliates will place the $110,000,000 of Tranche B senior debt in an escrow account upon consummation of the Senior Refinancing Transaction. The consummation of the Senior Refinancing Transaction is subject to the ability of Morris affiliates to arrange for debt and equity financing transactions with unrelated third parties, which transactions would enable a Morris affiliate to acquire $85,800,000 of the Tranche B senior debt that is being placed in such escrow account.

After the Restructuring, Morris Publishing expects that it will have less than $26,500,000 of remaining senior debt (after payment of the $2,250,000 principal payment due on September 30, 2009). The Tranche A senior debt will bear interest at the rate of 15% per annum. The interest rate on the $6,800,000 of the second class of remaining senior debt will equal the rate paid on the New Notes, but will be paid-in-kind ("PIK") as an addition to the principal amount rather than cash. On or prior to one hundred fifty (150) days from the effective date of the Restructuring, Morris Publishing will be obligated to refinance both pieces of the remaining senior debt with an unaffiliated commercial bank at an annual interest rate no greater than LIBOR plus 970 basis points.

As part of the Senior Refinancing Transaction, the existing senior credit agreement will be amended and restated (the "Amended Credit Agreement"). The Amended Credit Agreement will provide that all payments shall be applied first to the Tranche A senior debt until paid in full and will require cash flow sweeps to be used to reduce the Tranche A senior debt. If the Restructuring is completed, after repayment in full of the Tranche A senior debt (or any refinanced senior debt that replaces the Tranche A senior debt and the $6,800,000 second class of senior debt), the principal of the New Notes will also be paid with cash flow sweeps.

If the Restructuring is completed, until repayment of the Tranche A senior debt through cash flow sweeps, the New Notes shall accrue (i) cash interest at the rate of 5% per annum, payable quarterly in arrears, and (ii) PIK interest at the rate of 10% per annum, compounded quarterly in arrears. Thereafter, the New Notes shall pay cash interest at the rate of 10% per annum. In the event of refinancing of the Tranche A senior debt and the second class of senior debt, the New Notes shall accrue interest at 5% plus the rate payable on the refinanced debt, with a minimum aggregate annual interest rate of 10% per annum. While any refinanced debt remains outstanding, interest on the New Notes shall be payable 50% in cash and 50% in PIK.

The New Notes will be secured with a second lien on all property of Morris Publishing Group that currently secures the existing senior debt. The New Notes will rank junior to the Tranche A senior debt; *pari passu* (where each creditor is paid pro rata in accordance with the amount of their claim) with the Morris affiliate's $6,800,000 of a second class of senior debt; and senior to any unsecured obligations of Morris Publishing and senior to any future subordinated indebtedness.

The New Notes will be issued under an Indenture containing customary terms and covenants. In addition, the new Indenture will contain total leverage covenants and cash interest coverage covenants. Morris Publishing will continue to be a public reporting company. The holders of the New Notes will also have the right to appoint an observer to the Board of Directors of Morris Publishing and each of its subsidiaries.

B. Extensions of Forbearance and Waiver

On September 25, 2009, Morris Publishing, as borrower, entered into Waiver No. 16 ("Waiver No. 16"), with JPMorgan Chase Bank, N.A. as Administrative Agent under the Credit Agreement dated as of December 14, 2005 (as amended by Amendment No. 1 thereto, Amendment No. 2 and Waiver thereto, Amendment No. 3 thereto, Amendment No. 4 and Waiver No. 2 ("Waiver No. 2") thereto, Waiver No. 3 thereto, Amendment No. 5 and Waiver No. 4 ("Waiver No. 4") thereto, Waiver No. 5 thereto, Waiver No. 6 thereto, Waiver No. 7 thereto, Waiver No. 8 thereto, and Amendment No. 6 and Waiver No. 9 ("Waiver No. 9") thereto, Waiver No. 10 thereto, Waiver No. 11 thereto, Waiver No. 12 thereto, Waiver No. 13 thereto, Waiver No. 14 thereto, and Waiver No. 15 thereto, and as otherwise modified and supplemented and in effect immediately prior to the effectiveness of Waiver No. 16, the "Credit Agreement") between Morris Publishing, Morris Communications Company, LLC ("Morris Communications"), the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent. Additional parties to the Waiver include the subsidiary guarantors of Morris Publishing, Morris Communications, MPG Newspaper Holding, LLC ("MPG Holding"), the parent of Morris Publishing, Shivers Trading & Operating Company, the parent of MPG Holding, and Morris Communications Holding Company, LLC, the parent of Morris Communications. The lenders party to the Credit Agreement are JPMorgan Chase Bank, N.A., The Bank of New York, SunTrust Bank, Wachovia Bank, N.A., Bank of America, N.A., General Electric Capital Corporation, Allied Irish Banks, P.L.C., RBS Citizens, N.A., Comerica Bank, US Bank, National Association, First Tennessee Bank, National Association, Webster Bank, National Association, Keybank National Association, Sumitomo Mitsui Banking Corporation, and Mizuho Corporate Bank, Ltd.

The Credit Agreement includes an event of default if Morris Publishing defaults in the payment when due of any principal or interest due on any other indebtedness having an aggregate principal amount of $5,000,000 or more (such as Morris Publishing's $278,478,000 of 7% Senior Subordinated Notes due 2013 (the "Notes")). Morris Publishing failed to pay the $9,746,730 interest payment due February 1, 2009 and the $9,746,730 interest payment due August 3, 2009 on the Notes. Waiver No. 16 waives any defaults that arose from the failure to make such interest payments on the Notes until 5:00 p.m. New York City time on October 2, 2009. However, the waiver will terminate earlier if Amendment No. 13 to the Forbearance Agreement (described below) is terminated or amended prior to such time or upon other defaults.

Waiver No. 16 also waives until October 2, 2009 any event of default that may have occurred when Morris Publishing failed to meet the consolidated cash flow ratio or the consolidated interest coverage ratio under the Credit Agreement when Morris Publishing and Morris Communications delivered their consolidated financial statements for the second quarter of 2009 on August 28, 2009 (the date the relaxed financial covenants under Amendment No. 3 to the Credit Agreement terminated).

In addition, Waiver No. 16 defers the additional fee (added in Waiver No. 13) in the amount of two percent of the commitments of the consenting lenders that had been payable on September 25, 2009, or earlier, upon the termination of the lender's waiver. The fee is now payable on October 2, 2009, or earlier if the waiver is terminated (the "Fee Payment Date"). The amount of this fee would be approximately $ 2.8 million. However, such fee shall not be payable if before the Fee Payment Date the lenders' loans are paid in full, the loans and commitments of the lenders are purchased at par, or a majority of the consenting lenders agree to waive the fee.

In addition, on September 25, 2009, Morris Publishing and Morris Publishing Finance Co., as issuers, and all other subsidiaries of Morris Publishing, as subsidiary guarantors, entered into Amendment No. 13 (Amendment No. 13") to the Forbearance Agreement dated as of February 26, 2009 (the "Forbearance Agreement") with respect to the indenture relating to the Notes (the "Indenture") between the issuers, the subsidiary guarantors and US Bank Trust, N.A. (as successor to Wachovia Bank, N.A.), as Indenture Trustee, dated as of August 7, 2003. Morris Publishing failed to pay the $9,746,730 interest payment due February 1, 2009 and the $9,746,730 interest payment due August 3, 2009 on the Notes (the "Payment Defaults"). Pursuant to the Forbearance Agreement, the holders, their investment advisors or managers (the "Holders") of over $226,000,000 of outstanding principal amount of the Notes (over 80% of the outstanding Notes), agreed not to take any action during the forbearance period (the "Forbearance Period") as a result of the Payment Defaults to enforce any of the rights and remedies available to the Holders or the Indenture Trustee under the Indenture or the Notes, including any action to accelerate, or join in any request for acceleration of, the Notes. The Holders also agreed to request that the Indenture Trustee not take any such remedial action with respect to the Payment Defaults, including any action to accelerate the Notes during the Forbearance Period.

Under the Amendment No. 13, the "Forbearance Period" generally means the period ending at 5:00 p.m. EDT on October 16, 2009 (the "Expiration Time"), but could be terminated earlier for various reasons set forth in the Forbearance Agreement including if the lenders under the Credit Agreement accelerate the maturity of the obligations under the Credit Agreement, if Waiver No. 16 is terminated or not extended, upon the occurrence of any other default under the Indenture, or if Morris Publishing files for bankruptcy protection or breaches its covenants under the Forbearance Agreement.

Item 8.01	Other Events

On September 25, 2009, Morris Publishing issued a press release announcing an agreement with the bondholder's committee and that it has obtained additional waivers and forbearance. A copy of Morris Publishing's press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
99.1	Press Release of Morris Publishing Group, LLC, dated September 25, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **September 28, 2009**   **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**

Steve K. Stone
Senior Vice President and Chief Financial Officer



Morris Publishing Group, LLC
P.O. BOX 936 • AUGUSTA, GA 30903-0936
www.morris.com

MORRIS PUBLISHING ANNOUNCES AGREEMENT WITH COMMITTEE OF BONDHOLDERS

AUGUSTA, Ga.—September 25, 2009— Morris Publishing Group, LLC announced today that it has agreed to the terms of a restructuring agreement with the holders of over seventy-five percent of its outstanding senior subordinated notes. If the restructuring is approved, the holders of the $278.5 million in outstanding notes would exchange their existing notes for $100 million of new second lien secured notes. At that time, affiliates of Morris Publishing would make capital contributions and repay indebtedness to Morris Publishing in order to cancel $110 million of its $138.75 million in existing senior secured indebtedness. The restructuring agreement is subject to the final negotiation and execution of the definitive legal documentation and other closing conditions.

In addition, Morris Publishing has obtained an extension until October 16, 2009 to make two semi-annual interest payments of $9.7 million on its senior subordinated notes originally due Feb. 1, 2009 and August 3, 2009. The holders of more than 80 percent of the outstanding amount of senior subordinated notes have agreed to extend the forbearance period for these payments.

Morris Publishing's senior bank group also agreed to extend until October 2, 2009 the waiver of the cross defaults arising from the overdue interest payments on the senior subordinated notes.

Morris Publishing Group, LLC is a privately held media company based in Augusta, Ga. Morris Publishing currently owns and operates 13 daily newspapers as well as nondaily newspapers, city magazines and free community publications in the Southeast, Midwest, Southwest and Alaska. For more information, visit our Web site, morris.com.

For further information, please contact:
Craig S. Mitchell
Senior Vice President of Finance
Morris Communications Company, LLC
706-823-3236